# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, Portland, Oregon (OR), 97209
Date of event which requires filing of this statement: 04/30/2025
Amends the filing with accession number 0000950170-25-003166
Filed by CIK 0001596118
Persons authorized to receive notices and communications: Lisa Wong, 70 Willow Road, Suite 100, Menlo Park, California (CA), 94025, (650) 618-7300; Kelli Schultz-Panas, 2475 Hanover Street, Palo Alto, California (CA), 94304, (650) 251-5148

## Reporting persons
- RW Industrious Blocker L.P. (CIK 0001899541): type of reporting person: partnership (PN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RW Vacasa AIV L.P. (CIK 0001899539): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverwood Capital Partners II (Parallel-B) L.P. (CIK 0001596118): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RCP III (A) Blocker Feeder L.P. (CIK 0001899563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RCP III Blocker Feeder L.P. (CIK 0001899519): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RCP III Vacasa AIV L.P. (CIK 0001899517): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RCP III (A) Vacasa AIV L.P. (CIK 0001899520): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverwood Capital Partners III (Parallel-B) L.P. (CIK 0001746848): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverwood Capital II L.P. (CIK 0001841905): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverwood Capital GP II Ltd. (CIK 0001841902): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverwood Capital III L.P. (CIK 0001884103): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riverwood Capital GP III Ltd. (CIK 0001883779): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, Portland, Oregon (OR), 97209
Comment: This Amendment No. 2 ("Amendment No. 2") is being filed by RW Industrious Blocker L.P., RW Vacasa AIV L.P., Riverwood Capital Partners II (Parallel-B) L.P., RCP III (A) Blocker Feeder L.P., RCP III Blocker Feeder L.P., RCP III Vacasa AIV L.P., RCP III (A) Vacasa AIV L.P., Riverwood Capital Partners III (Parallel-B) L.P., Riverwood Capital II L.P., Riverwood Capital GP II Ltd., Riverwood Capital III L.P. and Riverwood Capital GP III Ltd. (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on January 7, 2025, as amended by Amendment No. 1 there filed by the Reporting Persons on March 13, 2025 (as amended, the "Schedule 13D"). The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D or the Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2 thereto (as amended, the "Merger Agreement"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 17, 2025, the Issuer entered into Amendment No. 1 to the Merger Agreement with Parent and Merger Subs. Pursuant to the Amendment No. 1 to the Merger Agreement, the parties to the Merger Agreement agreed to (i) increase the Merger Consideration from $5.02 in cash to $5.30 in cash, without interest, for each share of Common Stock issued and outstanding immediately prior to April 30, 2025 (the "Company Merger Effective Time"), other than the Excluded Shares, (ii) remove both purchase price adjustment provisions, which could have resulted in a reduction to the Merger Consideration based on Unit Count and/or the Company's Liquidity, and (iii) terminate Parent's right to terminate the Merger Agreement if the Unit Count decreased to below 24,000 as of the Adjustment Measurement Date.

On March 28, 2025, the Issuer entered into Amendment No. 2 to the Merger Agreement with Parent and Merger Subs. Pursuant to the Amendment No. 2 to the Merger Agreement, the parties to the Merger Agreement agreed to remove, as a condition to closing the Mergers, the expiration or termination of any applicable waiting period under the HSR Act and made additional ministerial changes related thereto.

The foregoing descriptions of the Amendment No. 1 and the Amendment No. 2 to the Merger Agreement do not purport to be complete and are each qualified in its entirety by reference to the full text of such amendments. The Amendment No. 1 and the Amendment No. 2 to the Merger Agreement are filed as Exhibit K and Exhibit L, respectively, to this Amendment No. 2 and are incorporated herein by reference.

Immediately prior to the Company Merger Effective Time (as defined below) (i) RW Industrious Blocker L.P. contributed all of its Common Stock to RW Casago LLC, which then contributed all of such Common Stock to RW Vacasa AIV L.P.; (ii) RCP III Blocker Feeder L.P. contributed all of its Common Stock to RCP III Casago Blocker LLC, which then contributed all of such Common Stock to RCP III Vacasa AIV L.P.; and (iii) RCP III (A) Blocker Feeder L.P. contributed all of its Common Stock to RCP III (A) Casago Blocker LLC, which then contributed all of such Common Stock to RCP III (A) Vacasa AIV L.P.

On April 30, 2025 the Issuer and Parent completed the Mergers. Pursuant to the Merger Agreement, as amended, and the Support Agreement, at the Company Merger Effective Time, (i) 1,415,587 shares of Common Stock and 145,925 Vacasa Units (and corresponding shares of Class B Common Stock) held by RW Vacasa AIV L.P. were contributed to Parent in exchange for equity interests in Parent; (ii) 327,626 shares of Common Stock and 80,965 Vacasa Units (and corresponding shares of Class B Common Stock) held by Riverwood Capital Partners II (Parallel-B) L.P. were contributed to Parent in exchange for equity interests in Parent; (iii) 469,216 shares of Common Stock and 47,297 Vacasa Units (and corresponding shares of Class B Common Stock) held by RCP III Vacasa AIV L.P. were contributed to Parent in exchange for equity interests in Parent; (iv) 143,517 shares of Common Stock and 35,468 Vacasa Units (and corresponding shares of Class B Common Stock) held by Riverwood Capital Partners III (Parallel-B) L.P. were contributed to Parent in exchange for equity interests in Parent; and (v) 93,003 shares of Common Stock and 14,388 Vacasa Units (and corresponding shares of Class B Common Stock) held by RCP III (A) Vacasa AIV L.P. were contributed to Parent in exchange for equity interests in Parent, in each case based on a value of $5.30 per share of Common Stock or Vacasa Unit, as applicable.

The shares of Common Stock were suspended from trading on the Nasdaq Stock Market (the "Nasdaq") effective as of the opening of trading on May 1, 2025. Nasdaq has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

The foregoing summary of the amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit D to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 2 are incorporated by reference into this Item 5.

As of the Company Merger Effective Time, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any other person named in Exhibit C to the Schedule 13D has effected any transaction in Common Stock in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 04/30/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Pursuant to the terms of the Merger Agreement, 30,380 shares of Common Stock held by Jeffrey Parks and received as director compensation from the Issuer were converted into the right to receive $5.30 in cash, without interest. Mr. Parks held these securities for the benefit of Riverwood. Mr. Parks was obligated to transfer such shares of Common Stock or any proceeds from the sale thereof as directed by Riverwood. The Reporting Persons and Mr. Parks disclaim beneficial ownership over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

J. Signature Page dated May 2, 2025*

K. Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 17, 2025, by and among Issuer, Company LLC, Parent and Merger Subs (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 18, 2025)

L. Amendment No. 2 to the Agreement and Plan of Merger, dated as of March 28, 2025, by and among Issuer, Company LLC, Parent and Merger Subs (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 28, 2025)

## Signatures
- RW Industrious Blocker L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit J (05/02/2025)
- RW Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit J (05/02/2025)
- Riverwood Capital Partners II (Parallel-B) L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP II Ltd., See Exhibit J (05/02/2025)
- RCP III (A) Blocker Feeder L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- RCP III Blocker Feeder L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- RCP III Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- RCP III (A) Vacasa AIV L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- Riverwood Capital Partners III (Parallel-B) L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- Riverwood Capital II L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- Riverwood Capital GP II Ltd.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- Riverwood Capital III L.P.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)
- Riverwood Capital GP III Ltd.: /s/ Jeffrey T. Parks, Jeffrey T. Parks, Director of Riverwood Capital GP III Ltd., See Exhibit J (05/02/2025)